UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Equity Investment

On December 19, 2025, Polestar Automotive Holding UK PLC (“Polestar”) entered into securities purchase agreements (collectively, the “Purchase Agreements”) with each of Banco Bilbao Vizcaya Argentaria, S.A. and NATIXIS (each, a “Purchaser” and collectively, the “Purchasers”), pursuant to which Polestar agreed to sell an aggregate of 15,511,892 Class A American Depositary Shares (the “Class A ADS”) to the Purchasers for an aggregate purchase price of USD 300,000,000 through a private investment in public equity (“PIPE”). No one Purchaser will own more than 10% of the outstanding equity of Polestar following the closing. The price per Class A ADS to be purchased at the closing will be USD 19.34. The Purchasers will not have any restrictions on the sale of the Class A ADSs they receive subject to any applicable securities laws. The transactions are expected to close by December 23, 2025. The form of Purchase Agreement is filed as Exhibit 99.2 to this Report on Form 6-K.

Concurrent with the entry into the Purchase Agreements, the Purchasers have each entered into a put option arrangement (a “Put Option”) with Geely Sweden Automotive Investment AB (“GSAI”) whose obligations under the Put Options are guaranteed by Geely Sweden Holdings AB (“Geely Sweden”). GSAI is a wholly-owned subsidiary of Geely Sweden. Polestar is not a party to the Put Options. Each Put Option carries a three-year term and is extendable by one-year subject to mutual consent. Each Put Option allows the relevant Purchaser to sell the Class A ADSs acquired from the PIPE to GSAI during an exercise period at the end of the term (the “Exercise Period”) at a pre-determined price to the extent the Purchaser has not disposed of such Class A ADSs before the Exercise Period. Upon the occurrence of certain events (e.g., delisting of Polestar, acceleration of credit facilities of Polestar and certain events of defaults by GSAI or Geely Sweden), a Purchaser may exercise its Put Option before the Exercise Period. In addition, GSAI can choose to early settle the Put Options in certain circumstances.

Shareholder Loan Conversion

Additionally, GSAI has agreed with Polestar to convert approximately USD 300,000,000 of its outstanding principal and interest owed by Polestar under the Term Facility Agreement, dated November 8, 2023, into equity. This conversion is expected to be completed after receipt of any necessary regulatory approvals. A copy of the conversion agreement is filed as Exhibit 99.3 to this Report on Form 6-K.

A copy of the press release announcing these events is attached hereto as Exhibit 99.1.

This Report on Form 6-K, Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No. 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Certain statements in this Report on Form 6-K may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar, including the timing and completion of the equity investment from the financial institutions and the loan conversion. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated December 19, 2025.
99.2	Form of Securities Purchase Agreement, dated as of December 19, 2025.
99.3	Conversion Agreement, dated as of December 19, 2025, by and between Geely Sweden Automotive Investment AB and Polestar Automotive Holding UK PLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: December 19, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: December 19, 2025	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer